UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at October 28, 2009

ROCKWELL DIAMONDS INC.
Suie 1020, 800 West Pender Street
Vancouver, BC
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: October 29, 2009

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.,
Houghton Estate, Johannesburg, 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
--
Ste. 1020-800 West Pender Street
Vancouver, BC
Canada
Tel: 604-684-6365
Toll Free: 1-800-667-2114
Fax: 604-684-8092

ROCKWELL APPOINTS CHIEF OPERATING OFFICER

October 28, 2009, Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces the appointment of Graham Chamberlain as its Chief Operating Officer ("COO"), effective November 1, 2009.

Graham Chamberlain is a mining engineer with mineral resource and financial skills and some 26 years of engineering, operational and management experience in the mining industry. He was employed by the Anglo American Group of Companies from 1982 to 2002 and, during this period, gained extensive experience in various engineering fields pertaining to gold and base metal mining, primarily in underground mines.

In 1999, he was seconded to Anglogold's Corporate Office in the Mining Department, specifically,, in the capacity of evaluating current capital projects and setting up audit protocols for these projects. He also gained experience in heading up pre-feasibility teams and being a team player in a full feasibility study. Project management and financial skills were also acquired during this period.

While with Anglo American, he also assumed various senior management positions, including Manager Mining at Black Mountain base metal deposit, and demonstrated a strong ability in terms of leadership, team development and successful project and operations management, particularly in start-up operations. In addition, he travelled abroad extensively to experience audit, safety and mining procedures at Anglo's overseas operations.

His most recent tenure was as Manager of Pamodzi Gold East Rand Operations, where he was responsible for the full spectrum of operational and corporate management. While in this position he completed a successful turnaround in the safety and operational culture, and showed the skill and experience to deal with challenging industrial relations matters. Though the lack of new investment capital put the Pamodzi operations into survival mode, the mine continued to operate under his guidance in difficult financial conditions. He was a Director of the subsidiary company Pamodzi Gold East Rand Operations.

Graham completed a Higher Diploma in Mining Engineering in 1988 from Technicon of the Witwatersrand and a Master of Science in Mineral Economics, from the then University of the Witwatersrand in 1998. Further to this, he has a Management diploma from the University of South Africa (1993) and an Advanced Management Diploma from the Gordon Institute of Business Science (2003).

President and CEO John Bristow stated " Graham's mix of engineering, mineral resource, and financial training, coupled with extensive operational experience in the senior and mid-tier mining sector is ideally suited to strengthening Rockwell's management and operational team. His hands on management and operational skills will provide Rockwell with additional capacity to supplement the small and dynamic team already in place, and his appointment will add value and assist in growing the company in the future.

The recruitment of a COO and recent addition of two experienced independent Directors will stand Rockwell in great stead as it emerges from the challenges of the economic recession and refocuses its strategy to become a world class junior alluvial diamond miner. We look forward to Graham's contribution to Rockwell's growth and consolidation plans over the next few years."

For further details on Rockwell Diamonds Inc., please visit the Company's website at ww.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, investors should review Rockwell's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.